SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)
and Amendments thereto filed pursuant to Rule 13d-2
(Amendment No. __)1
BIG DOG HOLDINGS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
089128102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 5 Pages
No Exhibit Index

CUSIP No.	089128102	13G	Page	2	of	5 Pages

1	NAME OF REPORTING PERSONS Brightleaf Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		573,893

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		573,893

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	573,893

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	089128102	13G	Page	3	of	5 Pages
Item 1.
(a)	Name of Issuer: Big Dog Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 121 Gray Avenue, Santa Barbara, California 93101
Item 2.
(a)	Name of Filing Person: Brightleaf Capital LLC

(b)	Address of Principal Business Office or, if none, Residence: 324 Blackwell Street, Suite 520

Durham, North Carolina 27701

(c)	Citizenship: Delaware

(d)	Title of Class of Securities: Common Stock, $0.01 par value

(e)	CUSIP Number: 089128102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	– (j) Not Applicable.
Item 4. Ownership.
(a)	Amount beneficially owned:
     Brightleaf Capital LLC (“Brightleaf Capital”) manages the investments for Brightleaf Partners Limited Partnership (“Brightleaf Partners”) and Blackwell Partners LLC (“Blackwell”). Brightleaf Capital beneficially owns 573,893 shares of Common Stock shares of Common Stock, $0.01 par value, of Big Dog Holdings, Inc. (“Common Stock”), which includes (i) 142,700 shares of Common Stock owned by Brightleaf Partners and (ii) 431,193 Shares owned by Blackwell. The reporting person has not acquired the securities in Big Dog Holdings, Inc. with the purpose, or with the effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect.
(b)	Percent of class:
Brightleaf Capital beneficially owns 6.1% of Common Stock outstanding, based upon 9,472,210 shares of Common Stock outstanding as of September 30, 2007 as disclosed in the Big Dog Holdings, Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 14, 2007.

CUSIP No.	089128102	13G	Page	4	of	5 Pages
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 573,893

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 573,893

(iv)	Shared power to dispose or direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          Brightleaf Capital manages the investments for Brightleaf Partners and Blackwell. Brightleaf Capital beneficially owns 573,893 shares of Common Stock which includes (i) 142,700 shares of Common Stock owned by Brightleaf Partners and (ii) 431,193 shares of Common Stock owned by Blackwell.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not Applicable.
Item 8. Identification and Classification of Members of the Group.
     Not Applicable.
Item 9. Notice of Dissolution of Group.
     Not Applicable.
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	089128102	13G	Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
Date
Brightleaf Capital LLC

By:	/s/ Evan Jones
Name:	Evan Jones
Title:	Managing Member